UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012
Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated August 20, 2012.

On July 19, 2012, the Issuer announced the convening of an Annual General Meeting of the Issuer's shareholders for August 23, 2012.

On August  17, the Issuer signed an amendment No. 1 to the Bridge Loan Agreement entered into between the Issuer and its three major shareholders (previously approved by the shareholders at the Special General Meeting held on May 2, 2012).

The amendment to the Bridge Loan Agreement is subject to shareholder approval. The amendment was approved by the Issuer's Audit Committee and Board of Directors.

The Issuer's Board of Directors proposes to bring the terms of the amendment for approval by the shareholders at the coming Annual General Meeting. For that purpose, the Board of Directors proposes to add an additional item, Item 9, to the agenda of the Annual General Meeting.  Additionally, the Company proposes to amend Item 7 of the Proxy Statement.

In order to enable the shareholders sufficient time to consider and vote on the proposed amendment to the Bridge Loan Agreement, the Board approved the postponement of the Annual General Meeting to September 5, 2012 at 5:00 P.M Israel Time, at the offices of the Company, 8 Maskit St., Herzlia, Israel.

Attached hereto and incorporated by reference herein is the Supplement to the Proxy Statement in connection with the Annual General Meeting of Shareholders of the Registrant to be held on September 5, 2012, attached as Exhibit 99.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

	By:	/s/ Nir Peles
Nir Peles
Date: August 20, 2012		Chief Financial Officer

BLUEPHOENIX SOLUTIONS LTD.
8 Maskit St.
Herzlia, Israel

SUPPLEMENT TO PROXY STATEMENT FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders of BluePhoenix Solutions Ltd. (the “Company”):

The following information (the “Supplement”) supplements and amends the Notice of Annual General Meeting of Shareholders and accompanying proxy statement (together, the “Proxy Statement”) dated July 19, 2012, furnished to our shareholders in connection with the solicitation of proxies by our Board of Directors for use at the Annual General Meeting of Shareholders (the “Meeting”).

The information contained in this Supplement should be read in conjunction with the Proxy Statement.

In order for our shareholders to have sufficient time to consider and vote on the new proposal added under this Supplement, the Board approved the postponement of the Annual General Meeting to September 5, 2012 at 5:00 P.M Israel Time, at the offices of the Company, 8 Maskit St., Herzlia, Israel.

The record date to determine shareholders entitled to notice of and to vote at the Meeting, remains unchanged.

Item 7 of the Proxy Statement shall be amended, and shall read in its entirety as follows:

ITEM 7 – APPROVAL OF COMPENSATION
OF NON-EMPLOYEE DIRECTORS

Under the Companies Law, the payment of compensation to directors of the Company, whether in their capacity as directors or otherwise, requires approval of the Audit Committee, the Board of Directors and the shareholders.

The Company’s Audit Committee and the Board of Directors determined that it is in the best interest of the Company to adopt a unified compensation package for all of its non-employee directors and outside directors. Accordingly, the Audit Committee and the Board of Directors approved, subject to shareholder approval, a compensation package to the Company's non-employee directors (provided that this resolution shall not apply to Melvin L. Keating, the current Chairman of the Board of Directors (the "Current Chairman"), and the Current Chairman's compensation arrangement approved by the Company's shareholders on May 2, 2012 shall remain in full force and effect), in the same amounts and terms as those included in the compensation package proposed to be paid to the Company's outside directors, as more fully described under Item 6 of the Proxy Statement.  For the avoidance of doubt, this resolution shall apply to any subsequent Chairman of the Board of Directors.

The compensation package shall include:

(a)
Cash Compensation - an annual total compensation of $20,000 which shall consist of the annual payment (Gmul Shnati) and per meeting payment (Gmul Hishtatfut). For more information, see Item 6(a) above; and

(b)
RSUs Compensation – 30,000 RSUs to be granted to each non-employee director upon his or her initial appointment to the Board of Directors (and every three years thereafter), under the same terms of the RSUs proposed to be granted to the outside directors. For more information, see Item 6(b) above.

The Company’s Audit Committee and the Board of Directors also approved, subject to shareholder approval, that in the event of a Change of Control, then all outstanding RSUs previously granted to the non-employee directors, shall be automatically vested.

Accordingly, subject to the appointment of Shimon Bar-kama and Harel Kodesh as directors (as proposed under Item 1 above), the RSUs to be granted to them pursuant to this proposed resolution shall be treated as if they were granted on the date of their initial appointment to the Board (June 2012), and shall vest over a 36-month period, beginning on such date.

It is proposed that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, the compensation paid to non-employee directors serving at the Board from time to time (provided that this resolution shall not apply to the Current Chairman, and the Current Chairman's compensation arrangement approved by the Company's shareholders on May 2, 2012 shall remain in full force and effect), as previously approved by the Company's Audit Committee and Board of Directors, comprised of (i) an annual total compensation of $20,000 which shall consist of the annual payment (Gmul Shnati) and per meeting payment (Gmul Hishtatfut); and (ii) 30,000 RSUs, vesting over 36-month period in monthly installments, to be granted on the date of initial appointment to the Board and every three years thereafter, be, and the same hereby are, approved.”

"FURTHER RESLOVED that in the event of a Change of Control, then all outstanding RSUs previously granted to the non-employee directors (including the Current Chairman), shall be automatically vested, be, and hereby is approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this proposed resolution.

The Board of Directors recommends that the shareholders vote “For” approval of this proposed resolution. It is noted that the majority of the members of the Board of Directors and the Audit Committee have an interest in the foregoing proposed resolution.

Upon the adoption of the resolution proposed herein, any resolution previously approved by the Company with respect to compensation of non-employee directors (other than the Current Chairman of the Board) shall be null and void.

The following proposal shall be added to the Proxy Statement:

"(9)           To approve the amendment to the Bridge Loan Agreement entered into between the Issuer and its three major shareholders."

Accordingly, new Item 9 shall be added to the Proxy Statement, as follows:

"ITEM 9 – APPROVAL OF AN AMENDMENT TO THE BRIDGE LOAN
AGREEMENT

On May 2, 2012, the shareholders approved, following the approval of the Audit Committee and the Board of Directors, the transaction by and among the Company and its three major shareholders, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP (collectively, the "Three Shareholders"), which included entering into an Assignment Agreement, an Amended Loan Agreement and a Bridge Loan Agreement, and which may result in either of the shareholders which are party to the Transaction becoming a controlling shareholder of the Company.

 On August 17, the Company signed an amendment No. 1 to the Bridge Loan Agreement (the "Amendment 1") entered into between the Company and the Three Shareholders.

Pursuant to Amendment 1, in addition to the rights granted to the Three Shareholders under the Bridge Loan Agreement, for a period of 210 days following the Closing, each of the Three Shareholders shall have the right, at its sole discretion, to convert its applicable portion of the loan extended to the Company under the Bridge Loan Agreement (the "Loan") and any accrued and unpaid interest thereon, in full and not in part, into Ordinary Shares of the Company at a price per share equal to the 30-day volume weighted average price per share of the Company’s Ordinary Shares on NASDAQ Global or Nasdaq Capital market calculated as set at the end of the two trading-days prior to the Closing Date.

The amendment to the Bridge Loan Agreement is subject to shareholder approval. The amendment was approved by the Company's Audit Committee and Board of Directors.

For additional details regarding the transactions related to the Three Shareholders, please refer to the Proxy Statement, filed under Form 6-K with the Securities and Exchange Commission on March 27, 2012.

Under the Companies Law, an extraordinary transaction between the Company and a controlling shareholder requires the approval of the Audit Committee, the Board of Directors and the Company’s shareholders. An “extraordinary transaction” is defined as a transaction other than in the ordinary course of business, other than on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities. Under the Companies Law, in case that two or more shareholders are interested parties in a certain transaction, they will be considered as joint holders. Therefore, in connection with Amendment 1, the Three Shareholders may be considered, jointly, as a "controlling shareholder". Under the Companies Law, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest require the approval of the Audit Committee, the Board of Directors and the shareholders of the company with a special majority described below.

For the reasons described above, the Company is seeking the approval of the shareholders for Amendment 1.

The Company proposes that at the Meeting the following resolution be adopted:

“RESOLVED, that following the approval of the Audit Committee and the Board of Directors, to approve Amendment No. 1 to the Bridge Loan Agreement by and among the Company, Lake Union Capital Management, LLC, Prescott Group Capital Management, LLC and Columbia Pacific Opportunity Fund, LP.”

Adoption of this proposal requires the affirmative vote of a majority of Ordinary Shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least the majority of the shares voted by shareholders who are not interested parties; or (ii) the total number of shares voted against the resolution by shareholders who are not interested parties does not exceed two percent of the Company’s outstanding shares.

Please note that you are required to indicate on the proxy card whether or not you have a personal interest in this proposal, no matter whether you vote for or against this proposal. If you fail to so indicate, your vote will not be counted with respect to this proposal No. 9.

The Board of Directors recommends a vote “For” approval of this proposed resolution."

By Order of the Board of Directors, Melvin L. Keating Chairman of the Board of Directors

Dated:  August 20, 2012